Christine M. Nassauer

Associate

+1.215.963.4660

christine.nassauer@morganlewis.com

February 19, 2021

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and 811-06400)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund (the “Trust”), this letter responds to the comments provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 332, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 333, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Westwood Income Opportunity Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Westwood Management Corp. (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please provide the “Annual Fund Operating Expenses” table and “Example” figures that will be included in the Prospectus.

Response. The following “Annual Fund Operating Expenses” table and “Example” figures will be included in the Prospectus:

Morgan, Lewis & Bockius llp

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Raymond Be, Esq.

February 19, 2021

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Institutional Shares
Management Fees	0.75%
Other Expenses	0.14%
Total Annual Fund Operating Expenses[1]	0.89%

[1]	Westwood Management Corp. (the “Adviser”) has contractually agreed to reduce fees and reimburse expenses in order to keep Total Annual Fund Operating Expenses for Institutional Shares (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, and extraordinary expenses (collectively, “excluded expenses”)) from exceeding 0.90% of the Fund’s Institutional Shares’ average daily net assets until February 28, 2022. In addition, the Adviser may receive from the Fund the difference between the Total Annual Fund Operating Expenses (not including excluded expenses) and the expense cap to recoup all or a portion of its prior fee reductions or expense reimbursements made during the rolling three-year period preceding the date of the recoupment if at any point Total Annual Fund Operating Expenses (not including excluded expenses) are below the expense cap (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment. This Agreement may be terminated: (i) by the Board of Trustees (the “Board”) of The Advisors’ Inner Circle Fund (the “Trust”), for any reason at any time; or (ii) by the Adviser, upon ninety (90) days’ prior written notice to the Trust, effective as of the close of business on February 28, 2022.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$91	$284	$493	$1,096

2.	Comment. Please explain supplementally how the “Other Expenses” figure in the “Annual Fund Operating Expenses” table that will be included in the Prospectus was calculated.

Response. “Other Expenses” include all expenses not otherwise disclosed in the table that are deducted from the Fund’s assets or charged to all shareholder accounts. The amount of expenses deducted from the Fund’s assets are the amounts shown as expenses in the Fund’s statement of operations (including increases resulting from complying with paragraph 2(g) of Rule 6-07 of Regulation S-X).

Raymond Be, Esq.

February 19, 2021

3.	Comment. Please explain supplementally (1) what EETCs and ETCs are (including what sorts of equipment to which they typically relate); and (2) how the Adviser analyzes EETCs and ETCs from an investment perspective.

Response. The following response was prepared by the Adviser and provided to the Trust for inclusion in this response letter:

The Fund’s blended benchmark is 60% the Bloomberg Barclays U.S. Aggregate Bond Index and 40% the S&P 500 Index. Both ETC and EETCs are securities with exposures in the Bloomberg Barclays U.S. Aggregate Bond Index and it is the Adviser’s intent for the Fund to be able to have similar exposures, when appropriate.

ETCs and EETCs are types of asset-backed securities that generally represent undivided fractional interests in a trust whose assets consist of a pool of equipment retail installment contracts or leased equipment. ETCs are typically issued by railroads, airlines or other transportation firms, and the proceeds of those certificates are used to purchase equipment, such as railroad cars, airplanes or other equipment, which in turn serve as collateral for the related issue of certificates. The equipment subject to a trust generally is leased by a railroad, airline or other business, and rental payments provide the projected cash flow for the repayment of ETCs. EETCs are similar to ETCs, except that the security has been divided into two or more classes, each with different payment priorities and asset claims.

When evaluating ETCs and EETCs for purchase by the Fund:

o	The Fund’s portfolio management team must feel comfortable with the valuation of the underlying collateral;

o	The security must be trading at a yield that is attractive relative to alternative investment options; and

o	The contract language must be written such that the Fund has sufficient protections in an adverse scenario.

The sale analysis would be done on the same attributes, but looking for securities that are overvalued or where the Adviser does not have a good view on the collateral.

Raymond Be, Esq.

February 19, 2021

4.	Comment. In the “Principal Investment Strategies” section, please define EETCs and ETCs.

Response. The requested changes have been made.

5.	Comment. In the “Principal Risks” section:

a. Please revise the “ETC and EETC Risk” disclosure to briefly address (1) the sensitivity of the rental payment income stream to overall economic trends; and (2) potential risks and correlations between the rental payment income stream and the value of the collateral securing the certificates.

Response. The requested change has been made.

b. Please revise the “Derivatives Risk” disclosure to address with more particularity the risks associated with the derivatives in which the Fund invests.

Response. The Trust respectfully declines to make the requested change because it believes that the “Derivatives Risk” disclosure appropriately summarizes the principal risks of investing in the Fund associated with the derivatives in which the Fund invests, including by noting the specific risks that are applicable to each derivative in which the Fund invests and which are applicable only to forwards and swaps that trade over-the-counter.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4660.

Very truly yours,

/s/ Christine M. Nassauer

Christine M. Nassauer